UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2008

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐  40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐  No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 12, 2008

SIERRA WIRELESS, INC.

FIRST QUARTER REPORT

FOR THE THREE MONTHS MARCH 31, 2008

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

Our momentum continued to build in the first quarter of 2008 as we achieved record quarterly revenue, despite a challenging component supply environment and seasonality in some parts of our business. Record quarterly sales of our PC adapter products, including our successful line of USB modems, along with continued growth in our embedded module sales were key factors in these results. We also benefited from the expansion in our mobile and machine-to-machine (M2M) product family achieved through last year’s acquisition of AirLink Communications.

Q1 2008 Results Compared to Q1 2007

For the three months ended March 31, 2008, our revenue increased by 66% to $141.9 million, from $85.4 million in 2007, reflecting the sales achievements noted above. As a percentage of revenue, gross margin was 27.7%, compared to 27.3% in Q1 2007.  The slight increase results primarily from a lower cost structure of our newer PC adapter products relative to our previous models and sales of higher margin mobile and M2M products acquired from AirLink.  First quarter operating expenses increased to $28.0 million, compared to $17.8 million in Q1 2007, reflecting new product launch and development expenses, as well as the continued expansion of distribution channels. Net earnings increased 84% to $9.7 million (diluted earnings per share of $0.31), from $5.3 million (diluted earnings per share of $0.20 per share) in the first quarter of 2007.

Q1 2008 Results Compared to Guidance

Revenue of $141.9 million was $5.9 million higher than our guidance of $136.0 million. Earnings from operations of $11.4 million were in line with our guidance of $11.3 million. Net earnings of $9.7 million (diluted earnings per share of $0.31) were better than our guidance of net earnings of $9.4 million (diluted earnings per share of $0.30).

Business Developments

The first quarter of 2008 included a number of business and product developments:

•                  We introduced two new embedded module products: the MC8785V for HSPA networks and the MC5727 for EV-DO Revision A networks.

•                  We also introduced two new PC adapter products for  HSPA networks: the AirCard® 885E ExpressCard and the Compass™ 885 USB modem. These compact, full-featured products offer the latest high-speed mobile broadband technology for use worldwide.

•                  We announced the availability of the AirLink™ line of intelligent Mobile and M2M devices throughout Europe. Initial commercial shipments are expected to begin in the second quarter of 2008.

•                  LANCOM selected our MC8780 embedded module to provide mobile broadband connectivity for the LANCOM 1751 UMTS router.

•                  Fujitsu Siemens Computers selected our embedded modules to provide HSPA network connectivity to select models in its LIFEBOOK line of professional notebook computers. The new models are expected to roll out throughout 2008.

•                  Becker Marine Systems integrated our MC8780 and the MC5725 embedded modules into its umc.connect communication server, which provides a critical link for mariners worldwide.

•                  NEC announced the availability of its LaVie G type J notebook computer with integrated Sierra Wireless MC8780 embedded module for use on the NTT DoCoMo network in Japan.

•                  On April 1, 2008, we announced the launch of the Compass™ 597, the nation’s smallest USB modem, for Sprint’s EV-DO Revision A mobile broadband network.  This product is now available for purchase through Sprint sales channels.

Acquisition of CradlePoint, Inc.

Subsequent to the quarter end, we achieved an important strategic milestone with the announcement of a definitive agreement to acquire CradlePoint, an innovative supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  We believe the addition of CradlePoint’s solutions extends our offering and value proposition to mobile operators and vertical OEM customers.

Under the terms of the definitive agreement, we will pay cash consideration of $21.8 million and will issue 462,963 shares of Sierra Wireless to the shareholders of CradlePoint. Completion of the acquisition is expected in July 2008 and is conditional upon, among other things, regulatory and CradlePoint shareholder approval.

Share Repurchase

On April 7, 2008, we announced our intention to seek regulatory approval for a share repurchase. If obtained, this approval will allow us to purchase up to 1,567,378 (approximately 5% of our common shares outstanding as of April 7, 2008) of our common shares by way of a normal course issuer bid on the Toronto Stock Exchange and the NASDAQ Global Market.

Outlook

We are encouraged by the continued strong growth in our market segments, our proven ability to execute in a competitive environment and the strategic opportunities that lay ahead. While we are aware of the overall macro economic uncertainty, and realistic about its potential future impact on our business, our expectations for 2008 are for continued revenue growth, improving profitability and further business diversification.

/s/ Jason W. Cohenour

Jason W. Cohenour

President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of May 2, 2008, has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for mobile computing devices and other solutions. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that wide area wireless for mobile computing is a rapidly growing market.  We believe that the key growth enablers for this market include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans and growing customer awareness of mobile broadband.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications.

Our rugged mobile and M2M products are primarily used in the public safety, energy, industrial, transportation and transaction processing markets.

We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

In 2007, we achieved record annual revenue of $439.9 million, driven by the launch of nine new products for both UMTS/HSPA and CDMA EV-DO Rev A networks across all of our product lines.  We expanded our product footprint with key existing customers such as AT&T and Sprint and significantly grew our European and Asia-Pacific business, while maintaining profitability.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless data solutions in the M2M segment.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions. The acquisition of AirLink also strengthens our position in the rugged mobile and M2M product segments.  We paid cash consideration of $12.0 million and issued approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink.

In the first quarter of 2008, our revenue increased 66% to a quarterly record of $141.9 million, compared to $85.4 million in the same period of 2007.  Gross margin for the first quarter of 2008 was 27.7%, compared to 27.3% in the same period of 2007.  Earnings from operations in the first quarter of 2008 were $11.4 million, or 8% of revenue, compared to $5.5 million, or 6.5% of revenue in the same period of 2007.  Net earnings increased 84% to $9.7 million, or diluted earnings per share of $0.31 in the three months ended March 31, 2008, compared to net earnings of $5.3 million, or diluted earnings per share of $0.20 in the same period of 2007.  Net earnings for the first quarter of 2008 include stock-based compensation expense of $1.6 million and acquisition amortization of $1.0 million, compared to $0.9 million and $0.3 million, respectively, in the same period of 2007.

On April 7, 2008, we announced a definitive agreement to acquire CradlePoint, Inc. (“CradlePoint”), a privately-held developer and supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  Under the terms of the definitive agreement, we will pay cash consideration of $21.8 million and will issue 462,963 shares to the shareholders of CradlePoint.  Completion of the acquisition is expected in July, 2008 and is conditional upon, among other things, regulatory and CradlePoint shareholder approval.

Our balance sheet remains strong, with $209.5 million of cash, cash equivalents and short and long-term investments at March 31, 2008, compared to $196.4 million at December 31, 2007. For the three months ended March 31, 2008, cash of $17.0 million was provided by operations, compared to cash provided by operations of $10.0 million in the same period of 2007.

Key factors that we expect will affect our revenue in the near term are the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, technology transitions in both CDMA EV-DO and UMTS/HSPA, the relative competitive position our products have within the wireless operators’ sales channels in any given period, general economic conditions in the markets we serve, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success OEMs achieve with sales of embedded solutions to end customers and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

Our robust product line, expanded roster of sales channels, the addition of AirLink and strong market growth underpin our expectation of solid revenue growth and continued profitability in 2008.  Specific product development and business development initiatives include:

PC Adapter Products

In the first quarter of 2008, sales of our PC adapter products increased 64% to $105.4 million, compared to $64.4 million in the same period of 2007.  USB wireless modems now dominate the composition of our PC adapter product line, generating $63.1 million of revenue in the first quarter of 2008.  Continued success with our PC adapter products will depend in part on our ability to develop products that meet our customers’ evolving design, schedule and price requirements.

AirCards: In North America, we continued to have a strong position with AT&T following the launch of our HSUPA AirCard 881 in the third quarter of 2007.  HSUPA AirCards offer significant speed advantages over our HSDPA AirCards with a maximum theoretical downlink speed of up to 7.2 Mbps and uplink speed of up to 2 Mbps.  During the first quarter of 2008, we also maintained a solid position at Sprint with sales of our CDMA EV-DO Rev A AirCard 595 and our AirCard 597E ExpressCard.

In Europe, we continued to supply our UMTS/HSPA PC cards to several wireless operators.  We expect quarterly revenue in this region to increase as we launch new products and expand distribution channels.

In the Asia-Pacific region, we had commenced shipments of our HSUPA ExpressCard to Telstra in the third quarter of 2007 and continued shipments during the first quarter of 2008.

During the first quarter of 2008, we introduced our new AirCard 885E ExpressCard for HSUPA networks that features a more compact design and is upgradeable to 5.76 Mbps uplink as future improvements become available.  We expect the AirCard 885E to be commercially available in mid 2008.

USB Wireless Modems:  Our USB wireless modems plug into the USB ports of both notebook and desktop computers.  In the first half of 2007, we began commercial shipments of our USB modems for HSDPA and CDMA EV-DO Rev A networks and began shipping our HSUPA USB modems during the fourth quarter of 2007.  During the first quarter of 2008, we continued to have a strong position with AT&T and Telstra with shipments of our HSUPA USB modems and with Sprint with shipments of our CDMA EV-DO Rev A USB modems.

During the first quarter of 2008, we introduced the Compass 885, our new USB modem for HSUPA networks that is smaller in volume than any other current counterpart, is upgradeable to 5.76 Mbps uplink and is expected to be commercially available in Q3 2008.  On April 1, 2008, we also launched our new CDMA EV-DO Rev A USB modem with Sprint, the Compass 597, which is significantly smaller than previous models, and will be commercially available early in the second quarter of 2008.  We believe that form factor and industrial design are important differentiators among USB products.  We expect that the timing of the introduction of new USB form factors by ourselves and our competitors may lead to volatility in our revenue on a quarterly basis, as new form factors enter the market at different times.

Embedded Module Products

We have two types of embedded module customers, notebook computer manufacturers (“PC OEM”) and non-PC OEM customers who provide solutions for a variety of applications, including fixed wireless terminal solutions (“vertical OEM”).

In the first quarter of 2008, sales of our embedded module products increased 56% to $28.1 million, compared to $18.1 million in the same period of 2007.  Of the $28.1 million, approximately $19.7 million was from sales to PC OEMs and $8.4 million was from sales to vertical OEMs.  Our vertical OEM customers were negatively impacted by product allocation decisions which favored our higher volume customers.

We currently have embedded module design wins with several PC OEMs.  Our design wins span multiple generations of both CDMA EV-DO and HSDPA/HSUPA technologies.  PC OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.   While we have been successful in securing design wins, we are not guaranteed future design wins.  The PC OEM market has become more competitive during 2008 with the entrance of both the Ericsson and Qualcomm Gobi solutions for PC OEMs.  Both Ericsson and Qualcomm have secured design wins for next generation platforms, including PC OEMs with whom we have design wins for current platforms.  We expect this will put pressure on our revenue from PC OEMs in the second half of 2008.  Our ability to secure new design wins will depend on being successful in developing products and offering services that meet our customers’ design, schedule and price requirements.

During the first quarter of 2008, we introduced two new embedded modules, the MC8785V for HSUPA networks and the MC5727 for EV-DO Rev A networks.  During the first quarter of 2008, Fujitsu Siemens Computers again selected our HSPA modules to provide network connectivity to selected models in their LIFEBOOK product line of professional notebook computers.  In addition, NEC integrated our HSPA embedded module in their LaVie G type J notebook computer that now operates on the NTT DoCoMo HSDPA network in Japan.

We continue to have a solid position with our vertical OEM customers.  In the first quarter of 2008, we announced that LANCOM Systems selected our embedded module to provide broadband connectivity for its UMTS router and that Becker Marine Systems Communication has integrated our embedded modules into its communication server.  We also have design wins with Cisco, Ericsson, Digi and others for fixed wireless terminal and router solutions.  We believe that there are good growth opportunities in the vertical OEM market and are investing to expand our position.

Mobile and M2M Products

Our rugged mobile and M2M products are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We significantly strengthened our position in these high margin segments by adding AirLink’s high value fixed and mobile wireless data solutions to our product portfolio with the completion of the AirLink acquisition on May 25, 2007.  During the first quarter of 2008, we introduced and shipped the AirLink Raven XT in North America.  We also introduced the Raven XT, the MP880W and PinPoint X in-vehicle modems and the Raven X into the European market.  Commercial shipments are expected to begin for these products in Europe during the second quarter of 2008.

In the first quarter of 2008, revenue from mobile and M2M products increased to $6.7 million from $0.8 million in the same period of 2007.  The increase is a result of the acquisition of AirLink.

Results of Operations

The following table sets forth our operating results for the three months ended March 31, 2008, expressed as a percentage of revenue:

Three months ended March 31,	2008	2007

Revenue	100.0%	100.0%
Cost of goods sold	72.3	72.7
Gross margin	27.7	27.3
Expenses
Sales and marketing	5.5	4.8
Research and development	9.7	11.5
Administration	3.6	3.7
Amortization	0.9	0.8
	19.7	20.8
Earnings from operations	8.0	6.5

Other income	1.7	1.5
Earnings before income taxes	9.7	8.0

Income tax expense	2.9	1.8
Net earnings	6.8%	6.2%

Our revenue by product, by distribution channel and by geographical region is as follows:

Three months ended March 31,	2008	2007

Revenue by product
PC adapters	74%	76%
Embedded modules	20	21
Mobile and M2M	5	1
Other	1	2
	100%	100%

Revenue by distribution channel
Wireless carriers	61%	57%
PC OEM	14	12
Vertical OEM	5	10
Resellers	20	21
	100%	100%

Revenue by geographical region
Americas	68%	62%
Europe, Middle East and Africa (“EMEA”)	10	19
Asia-Pacific	22	19
	100%	100%

Results of Operations – Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Revenue

Revenue amounted to a record $141.9 million for the three months ended March 31, 2008, compared to $85.4 million in the same period of 2007, an increase of 66%.  The increase in revenue was primarily a result of the launch of our new mobile broadband USB modems, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 68%, 10% and 22%, respectively, of our total revenue in the first quarter of 2008, compared to 62%, 19% and 19%, respectively, in the same period of 2007.  Our North American business increased by 83% compared to the first quarter of 2007 primarily as a result of an increase in sales of our UMTS/HSPA and CDMA EV-DO Rev A AirCards and USB modems and sales of our M2M products.  In Europe, revenue decreased by 14% compared to the first quarter of 2007 primarily as a result of lower sales of our UMTS/HSPA AirCards and sales of embedded modules to OEM customers.  Our business in the Asia-Pacific region increased 90% in the first quarter of 2008, compared to the same period in 2007, due primarily to an increase in sales of our UMTS/HSPA USB modems and AirCards and sales of embedded modules to PC OEM customers.

In the first quarter of 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the first quarter of 2007, AT&T and Verizon each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 45% of our revenue.

Recent product launches and expected new product launches, combined with a growing market and anticipated further channel expansion underpin our expectation of revenue growth throughout 2008.

Gross margin

Gross margin amounted to $39.3 million for the three months ended March 31, 2008, or 27.7% of revenue, compared to $23.3 million, or 27.3% of revenue, in the same period of 2007.  The increase in gross margin percentage resulted primarily from a lower cost structure of our newer AirCard products, product cost reductions in our embedded module products and sales of mobile and M2M products acquired from AirLink that yield higher margins.   Gross margin included $0.1 million of stock-based compensation expense in each of the first quarters of 2008 and 2007.

During 2008, we expect that our gross margin percentage will fluctuate from quarter to quarter depending on product mix, competitive selling prices, our ability to reduce product costs and increased sales volumes.

Sales and marketing

Sales and marketing expenses were $7.8 million for the first quarter of 2008, compared to $4.1 million in the same period of 2007, an increase of 91%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches, investments in channel expansion, as well as the addition of staff and costs from the AirLink acquisition.  Sales and marketing expense included $0.3 million of stock-based compensation expense in the first quarter of 2008, compared to $0.1 million in the same period of 2007.  Sales and marketing expenses as a percentage of revenue increased to 5.5% in the three months ended March 31, 2008, compared to 4.8% in the same period of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $13.8 million for the three months ended March 31, 2008, compared to $9.9 million in the same period of 2007, an increase of 39%.  The increase is due to the significant investment in new products being developed and launched in both CDMA EV-DO and HSPA technologies, the addition of staff from the AirLink acquisition and an increase in repayments of repayable government research and development funding.  Included in research and development expense was $0.3 million of stock-based compensation expense in the first quarter of 2008, compared to $0.2 million in the same period of 2007.

Research and development expenses, excluding government research and development funding repayments, were $12.0 million, or 8.5% of revenue for the three months ended March 31, 2008, compared to $9.1 million, or 10.6% of revenue in the same period of 2007.  The decrease in research and development costs as a percentage of revenue is primarily due to the increase in revenue in the first quarter of 2008.

We expect research and development expenses to grow during 2008 as we continue to invest in new product development.

Administration

Administration expenses amounted to $5.1 million, or 3.6% of revenue, for the three months ended March 31, 2008, compared to $3.1 million, or 3.7% of revenue, in the same period of 2007.  The increase in administration costs is primarily due to an increase in costs to support our corporate growth, the addition of staff from the AirLink acquisition and $0.9 million of stock-based compensation expense in the first quarter of 2008, compared to $0.5 million in the same period of 2007.

Other income

Other income was $2.5 million in the first quarter of 2008, compared to $1.2 million in the same period of 2007.  Other income includes interest income, interest expense and foreign exchange gains and losses.  The increase is primarily due to an increase in interest income as a result of an increase in cash from our common share public offering completed in October 2007, cash generated from operations and a foreign exchange gain of $0.6 million in the first quarter of 2008, compared to a gain of $0.1 million in the same period of 2007.

Income tax expense

Income tax expense was $4.1 million in the first quarter of 2008, compared to $1.5 million in the same period of 2007.  The increase in income tax expense is due to an increase in taxable income in 2008 and the reduction of available loss carry forwards.

Net earnings

Our net earnings amounted to $9.7 million, or diluted earnings per share of $0.31, for the three months ended March 31, 2008, compared to net earnings of $5.3 million, or diluted earnings per share of $0.20, in the same period of 2007.  Included in net earnings is $1.6 million of stock-based compensation in the first quarter of 2008, compared to $0.9 million in the same period of 2007.

The weighted average diluted number of shares outstanding increased to 31.4 million for the three months ended March 31, 2008, compared to 26.0 million in 2007.  The increase is primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007 and the issuance of 3.8 million shares for our October 2, 2007 public offering.

Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications.  The results of AirLink’s operations have been included in our consolidated financial statements since that date.

The acquisition combined AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of mobile broadband solutions for mobile computing.  The acquisition was consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions and we believe positions the combined entity to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.

The aggregate purchase price was $31.2 million, including cash consideration of $12.0 million, 1,309,880 common shares valued at $17.6 million and costs related to the acquisition of $1.6 million.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

Legal Proceedings

We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Subsequent Events

Acquisition of CradlePoint, Inc.

On April 7, 2008, we announced a definitive agreement to acquire 100 percent of the outstanding securities of CradlePoint, a privately-held developer and supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  Under the terms of the definitive agreement, we will pay cash consideration of $21.8 million and will issue 462,963 shares to the shareholders of CradlePoint.  Completion of the acquisition is expected in July, 2008 and is conditional upon, among other things, regulatory and CradlePoint shareholder approval.

We expect that the acquisition will establish an immediate presence in the emerging, and potentially high growth, mobile broadband networking category.  In addition, we believe that adding CradlePoint’s mobile broadband networking and docking solutions to our product portfolio extends our offering and value proposition to mobile operators and vertical OEMs.  The acquisition is consistent with our strategy of strengthening our differentiation and expanding our position in the mobile computing value chain.

Normal Course Issuer Bid

On April 7, 2008, we announced our intention to seek regulatory approval which, if obtained, will allow us to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the TSX and the NASDAQ, representing approximately 5% of the common shares outstanding as of April 7, 2008.  Purchases of the common shares may commence on the date that is five days after the date of acceptance by the TSX and it is expected that the purchases will terminate not more than one year after commencement.  Purchased common shares will be cancelled.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the three months ended March 31, 2008, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $17.0 million and goodwill of $32.0 million generated from our acquisitions of AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We assessed the realizability of goodwill related to the AirLink reporting unit during the fourth quarter of 2007 and determined that the fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at May 25, 2007, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

We assessed the realizability of goodwill related to the AirPrime reporting unit during the fourth quarter of 2007 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill during 2007 or 2006.

•                  Effective January 1, 2007, we have adopted the provisions of FIN 48 to account for and report income tax uncertainties.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it would take to find a suitable tenant or for us to use the space.  These assumptions are influenced by market conditions and the availability of similar space nearby.  As market conditions change, we will adjust our provision accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123R “Share-Based Payments” (“FAS No. 123R”). Under the fair value recognition provisions of FAS No. 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $17.0 million in the first quarter of 2008, compared to cash provided by operating activities of $10.0 million in the first quarter of 2007.  The source of cash in operating activities in the first quarter of 2008 primarily resulted from net earnings of $9.7 million adjusted for non-cash items of $5.4 million as well as changes in other operating assets and liabilities of $1.9 million.

Investing Activities

Cash provided by investing activities was $2.9 million in the first quarter of 2008, compared to cash used by investing activities of $20.7 million in the same period of 2007.  Cash provided by investing activities in the first quarter of 2008 was due primarily to net proceeds from maturities of short-term investments of $8.6 million, compared to the use of cash, net of maturities, to purchase short and long-term investments of $17.3 million in the same period of 2007.  Expenditures on fixed and intangible assets were $4.9 million and $0.3 million, respectively, for the three months ended March 31, 2008, compared to $2.8 million and $0.2 million, respectively, in the same period of 2007.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was nil in the first quarter of 2008, compared to a use of cash of $0.4 million in the same period of 2007.  We received cash from the proceeds on the exercise of stock options of $0.1 million in each of the first quarters of 2008 and 2007, offset by repayments of long-term liabilities of $0.1 million in the first quarter of 2008 and $0.5 million in the same period of 2007.

As of March 31, 2008, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash, cash equivalents and short and long-term investments of $209.5 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the second quarter of 2008 are expected to be primarily for research and development equipment, tooling, software licenses and patents.  However, we cannot assure that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of March 31, 2008:

Payments due in fiscal	Operating Leases

2008	$2,644
2009	2,823
2010	2,817
2011	1,436
2012	109
Thereafter	—
Total	$9,829

As of March 31, 2008, we had tax obligations for uncertain tax positions of $4.4 million.

We have entered into purchase commitments totaling approximately $144.0 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $144.0 million of product from certain contract manufacturers between April 2008 and June 2008.

Sources and Uses of Cash

We have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at March 31, 2008 was nil (2007 — nil).

During 2007 we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At March 31, 2008, we had no amounts outstanding (December 31, 2007 - $6.0 million) under the letters of credit, which approximates the fair value.   Our obligations under these financial instruments expired in February 2008 and have been replaced by a standby irrevocable letter of credit.

Our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than

by long-term, large volume commitments.   Our customers typically are under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We may have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments includes cash, short and long-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short and long-term investments amounted to $209.5 million at March 31, 2008, compared to $196.4 million at December 31, 2007.

•                  Accounts receivable amounted to $100.7 million at March 31, 2008, compared to $83.0 million at December 31, 2007.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime per annum.  At March 31, 2008, there were no borrowings under this facility.

•                  On October 2, 2007 we closed a bought deal that raised gross proceeds of $85.1 million from the sale of 3.8 million common shares at a price of US$22.40 per share.

Market Risk Disclosure

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

We have available funds and very little debt, accordingly, we have not been materially adversely affected by significant interest rate fluctuations.

Related Party Transactions

During the three months ended March 31, 2008, there were no material related party transactions.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the first quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the nine most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2007 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

Mar 31
Quarter ended	2008

Revenue	$141,949
Cost of goods sold	102,614
Gross margin	39,335

Expenses:
Sales and marketing	7,835
Research and development	13,769
Administration	5,084
Amortization	1,281
27,969
Earnings from operations	11,366
Other income	2,459
Earnings before income taxes	13,825
Income tax expense	4,148
Net earnings	$9,677

Earnings per share:
Basic	$0.31
Diluted	$0.31

Weighted average number of shares (in thousands):
Basic	31,341
Diluted	31,427

	Quarter Ended				Year
2007	Mar 31	Jun 30	Sep 30	Dec 31	2007

Revenue	$85,428	$107,379	$111,515	$135,581	$439,903
Cost of goods sold	62,111	78,383	78,446	97,821	316,761
Gross margin	23,317	28,996	33,069	37,760	123,142

Expenses:
Sales and marketing	4,097	4,923	5,963	7,237	22,220
Research and development	9,885	11,606	9,692	11,865	43,048
Administration	3,141	3,448	4,508	4,281	15,378
Amortization	668	889	1,271	1,092	3,920
	17,791	20,866	21,434	24,475	84,566
Earnings from operations	5,526	8,130	11,635	13,285	38,576
Other income	1,249	758	743	2,045	4,795
Earnings before income taxes	6,775	8,888	12,378	15,330	43,371
Income tax expense	1,518	2,218	3,343	3,833	10,912
Net earnings	$5,257	$6,670	$9,035	$11,497	$32,459

Earnings per share:
Basic	$0.20	$0.25	$0.33	$0.37	$1.17
Diluted	$0.20	$0.25	$0.33	$0.37	$1.16

Weighted average number of shares (in thousands):
Basic	25,720	26,405	27,355	31,217	27,696
Diluted	25,955	26,722	27,674	31,389	27,956

	Quarter Ended				Year
2006	Mar 31	Jun 30	Sep 30	Dec 31	2006

Revenue	$45,224	$55,223	$52,535	$68,303	$221,285
Cost of goods sold	28,567	36,366	36,651	50,524	152,108
Gross margin	16,657	18,857	15,884	17,779	69,177

Expenses:
Sales and marketing	3,750	3,726	2,820	3,418	13,714
Research and development	7,528	8,905	8,830	8,824	34,087
Administration	2,747	3,301	3,427	3,404	12,879
Amortization	759	748	697	705	2,909
	14,784	16,680	15,774	16,351	63,589
Earnings from operations	1,873	2,177	110	1,428	5,588
Other income	1,175	1,306	1,146	1,627	5,254
Earnings before income taxes	3,048	3,483	1,256	3,055	10,842
Income tax expense (recovery)	461	(287)	188	684	1,046
Net earnings	$2,587	$3,770	$1,068	$2,371	$9,796

Earnings per share:
Basic	$0.10	$0.15	$0.04	$0.09	$0.38
Diluted	$0.10	$0.15	$0.04	$0.09	$0.38

Weighted average number of shares (in thousands):
Basic	25,492	25,602	25,660	25,681	25,609
Diluted	25,736	25,959	25,874	25,856	25,857

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our annual results were as follows:

•                  Revenue for the first quarter of 2008 increased significantly compared to the same period of 2007 as a result of increased sales of our UMTS/HSPA and CDMA EV-DO Rev A USB modems and embedded modules, as well as sales of the M2M products acquired in the AirLink transaction.

•                  Revenue for the year ended 2007 increased significantly compared to the same period of 2006 primarily as a result of the launch of our new mobile broadband USB modems for UMTS/HSPA and CDMA EV-DO Rev A networks, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.  During 2007, gross margin declined primarily as a result of sales of lower margin USB modems and generally lower margins for our mobile computing products.  This decrease was partially offset by the mobile and M2M products acquired from AirLink that yield higher margins.  The overall financial impact of lower percentage gross margin is more than offset by an increase in the volume of sales. Net earnings in 2007 increased primarily due to increased revenue and continued cost control relative to revenue.

•                  We completed the acquisition of AirLink on May 25, 2007, the results of which are included in our consolidated financial results from that date forward.  During the period from May 25, 2007 to December 31, 2007, AirLink contributed $22.5 million to revenue, at a 51.4% gross margin.

•                  Revenue in 2006 increased significantly compared to 2005 primarily as a result of several new AirCard and embedded module product introductions and the expansion of our sales channels.  During 2006, gross margin declined primarily as a result of increased product cost for our newer AirCard products, higher sales of lower margin embedded module products and lower sales of higher margin rugged mobile products.

Selected Annual Information

Years ended December 31,	2005	2006	2007

Revenue	$107,144	$221,285	$439,903
Net earnings (loss)	(36,468)	9,796	32,459
Diluted earnings (loss) per share	(1.44)	0.38	1.16
Total assets	173,980	211,608	385,021
Total current and long-term portions of long- term liabilities	3,128	1,992	858

Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors and uncertainties are beyond the control of the Company.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins – for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Acquisitions of companies or technologies, including our acquisition of AirLink, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On April 7, 2008, we announced a definitive agreement to acquire CradlePoint (expected to close July 2008) and on May 25, 2007, we completed our acquisition of AirLink.

Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the three months ended March 31, 2008, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 53% of our revenue.  In the year ended December 31, 2007, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where the Company has licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields and costs;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  The Company may be subject to these claims directly or through indemnities against these claims which the Company has provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in the Company taking a more aggressive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors.

This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the rise in the Canadian dollar relative to the United States dollar, our operating results may continue to be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

During the first quarter of 2008, our net earnings were $9.7 million.  During the years ended 2006 and 2007, our net earnings were $9.8 million and $32.5 million, respectively.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year. Our accumulated deficit at March 31, 2008 was $30.9 million. Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. While we have been profitable for ten sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

Three months ended March 31,	2008	2007

Revenue	$141,949	$85,428
Cost of goods sold	102,614	62,111
Gross margin	39,335	23,317

Expenses:
Sales and marketing	7,835	4,097
Research and development	13,769	9,885
Administration	5,084	3,141
Amortization	1,281	668
	27,969	17,791
Earnings from operations	11,366	5,526
Other income	2,459	1,249
Earnings before income taxes	13,825	6,775
Income tax expense	4,148	1,518
Net earnings	9,677	5,257
Deficit, beginning of period	(40,602)	(73,061)
Deficit, end of period	$(30,925)	$(67,804)

Earnings per share for the period:
Basic	$0.31	$0.20
Diluted	$0.31	$0.20

Weighted average number of shares (in thousands)
Basic	31,341	25,720
Diluted	31,427	25,955

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2008	2007

Net earnings	$9,677	$5,257
Other comprehensive income
Unrealized gain on marketable securities	809	10
Comprehensive income	$10,486	$5,267

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Mar 31 2008	Dec 31 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$103,524	$83,624
Short-term investments (note 4)	85,503	92,980
Accounts receivable, net of allowance for doubtful accounts of $2,052 (2007 - $1,939)	100,738	83,015
Inventories (note 5)	30,128	24,989
Deferred income taxes	3,408	3,556
Prepaid expenses	9,329	9,229
	332,630	297,393

Long-term investments (note 4)	20,427	19,757
Fixed assets	17,679	15,274
Intangible assets	16,957	17,418
Goodwill	31,961	32,541
Deferred income taxes	1,359	1,156
Other	529	1,482
	$421,542	$385,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$48,565	$31,163
Accrued liabilities	60,919	53,691
Deferred revenue and credits	378	534
Current portion of long-term liabilities (note 6)	257	277
	110,119	85,665

Long-term liabilities (note 6)	508	581
Deferred income taxes	3,389	3,451

Shareholders’ equity:
Share capital (note 7)	328,458	328,323
Additional paid-in capital	7,955	6,374
Warrants	1,538	1,538
Deficit	(30,925)	(40,602)
Accumulated other comprehensive income (loss)	500	(309)
	307,526	295,324
	$421,542	$385,021

Contingencies (note 11)

Subsequent events (note 13)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2008	2007

Cash flows from operating activities:
Net earnings	$9,677	$5,257
Adjustments to reconcile net earnings to net cash provided by operating activities Amortization	3,771	2,809
Stock-based compensation (note 8)	1,638	885
Utilization of pre-acquisition tax losses	—	200
Deferred income tax	(116)	—
Loss on disposal	75	—
Changes in operating assets and liabilities
Accounts receivable	(18,745)	7,505
Inventories	(5,139)	(9,056)
Prepaid expenses and other assets	1,381	1,274
Accounts payable	17,402	11,160
Accrued liabilities	7,230	(10,278)
Deferred revenue and credits	(156)	226
Net cash provided by operating activities	17,018	9,982

Cash flows from investing activities:
Deferred acquisition costs (note 13)	(529)	(381)
Purchase of fixed assets	(4,909)	(2,826)
Increase in intangible assets	(289)	(177)
Purchase of short-term investments	(37,572)	(54,502)
Proceeds on maturity of short-term investments	46,197	37,210
Net cash provided by (used in) investing activities	2,898	(20,676)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	77	129
Repayment of long-term liabilities	(93)	(509)
Net cash used in financing activities	(16)	(380)

Net increase (decrease) in cash and cash equivalents	19,900	(11,074)
Cash and cash equivalents, beginning of period	83,624	46,438
Cash and cash equivalents, end of period	$103,524	$35,364

Supplementary information (note 12)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2008 and 2007

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2007 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as described in note 2(d).

(a)         Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (including its predecessors AirPrime, Inc., Sierra Wireless Data, Inc. and Sierra Wireless AirLink Solutions, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL (dissolved June 12, 2006) and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)         Use of estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

(d)       Recent accounting pronouncements

Effective January 1, 2008 we adopted SFAS No. 159 entitled “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“FAS No. 159”).  FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements.  Unrealized gains and losses on items for which the fair value option have been elected will be reported in earnings.  FAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We have not elected to apply the fair value option to any of our eligible items, therefore there is no impact on our consolidated financial statements.

Effective January 1, 2008 we adopted FASB issued FAS No. 157 entitled “Fair Value Measurements” (“FAS No. 157”). This statement clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS No. 157 was required to be applied for fiscal years beginning after November 15, 2007 and interim periods within that year, but FASB Staff Position 157-2 defers the effective date of FAS No. 157 to fiscal years beginning on or after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized and disclosed at fair value on a recurring basis. The adoption of FAS No. 157 had no impact on our consolidated financial statements.

3.              Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications. The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,200, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,603.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$8,978
Property and equipment	251
Intangible assets	11,980
Goodwill	14,354
Deferred income tax	4,193
Total assets acquired	$39,756

Current liabilities	4,363
Long-term deferred income tax liability	4,193

Net assets acquired	$31,200

Any goodwill allocated on the acquisition will not be deductible for tax purposes.

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Backlog	1	$450
Intellectual property	5	2,550
Customer relationships	5	8,980
Total purchased intangible assets		$11,980

4.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	Mar 31	Dec 31	Mar 31	Dec 31
	2008	2007	2008	2007
Government treasury bills and securities	$62,393	$70,249	$—	$—
Government bonds	23,110	22,731	20,427	19,757
	$85,503	$92,980	$20,427	$19,757

5.              Inventories

	Mar 31	Dec 31
	2008	2007
Electronic components	$12,089	$9,904
Finished goods	18,039	15,085
	$30,128	$24,989

6.              Restructuring and Other Charges

For the three months ended March 31, 2008, we recorded an adjustment to reduce the facilities restructuring provision of $12 related to a change in estimate of the future operating expenses and the foreign exchange adjustments on the Canadian dollar denominated liability.

The following table summarizes the changes in the provision for restructuring and other changes for the three months ended March 31, 2008:

Facilities Restructuring and Other
Balance at December 31, 2007	$858
Cash payments	(81)
Decrease in facilities accrual	(12)
Balance at March 31, 2008	$765

The current and long-term portions of the facilities restructuring are $257 (December 31, 2007 – $277) and $508 (December 31, 2007 – $581), respectively.

7.              Share Capital

Common shares

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance at December 31, 2007	31,334,617	$328,323
Stock option exercises	12,946	135
Balance at March 31, 2008	31,347,563	$328,458

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that after April 2005 no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Company first obtaining shareholder approval. Based on the number of shares outstanding as at March 31, 2008, stock options exercisable into 681,506 common shares are available for future allocation under the Plan. Since the amendment to the Plan, 1,475,139 common shares have been added to the number of common shares currently available for issue under the Plan, which are to be applied against the limit of 1,600,000 common shares.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have been granted with a five-year term.

Stock option activity since December 31, 2007 is presented below:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (‘000s)
	Shares	Cdn.$	U.S.$	In Years	Cdn.$	U.S.$
Outstanding, December 31, 2007	1,927,320	$18.01	$18.19	2.8	$2,409	$2,385
Granted	549,674	15.73	15.89
Exercised	(12,946)	5.91	5.96		125	126
Forfeited or expired	(10,798)	17.87	18.06
Outstanding, March 31, 2008	2,453,250	17.88	17.36	3.1	3,582	3,478

Exercisable, December 31, 2007	877,198	19.61	19.81		1,386	1,372
Exercisable, March 31, 2008	941,679	19.70	19.13		2,054	1,994

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2007 was $248.

Restricted stock plans

During the second quarter of 2007, we established non-vested restricted stock plans for U.S. and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees will purchase the common shares over the facilities of the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).  In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, the trust funds are determined to be variable interest entities and will be included in our consolidated financial statements in the second quarter of 2008, when the trusts are set up.

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting date by delivery of a common share of Sierra Wireless, Inc. for each vested unit.  At March 31, 2008 the RSUs had an intrinsic value of $65.  The weighted average remaining contractual life of the RSUs is 2.55 years.

	Number of	Weighted Average Grant Date Fair Value
	RSUs	Cdn.$	U.S.$
Outstanding, December 31, 2007	160,500	$21.07	$19.50
Granted	196,898	15.90	15.75
Outstanding, March 31, 2008	357,398	$18.11	$17.58

8.              Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations and Deficit for the non-vested share awards related to the stock option and restricted stock plans as follows:

Three months ended March 31,	2008	2007
Cost of goods sold	$147	$85
Sales and marketing	350	115
Research and development	278	172
Administration	863	513
	$1,638	$885

As of March 31, 2008, the unrecognized compensation costs related to non-vested stock options and RSUs were $10,736 and $4,751 (2007 - $5,582 and nil),  respectively, which are expected to be recognized over weighted average periods of 1.6 and 1.4 years (2007 – 1.2 and nil), respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  The expense recognized in our consolidated statement of operations and deficit for the three months ended March 31, 2008 was $402 (2007 — nil).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three months ended March 31, 2008 was $7.46 (2007 - nil).  The following assumptions were used:

Three months ended March 31,	2008	2007
Expected dividend yield	—	—
Expected stock price volatility	57%	—
Risk-free interest rate	3.29%	—
Expected life of options	4 years	—

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R stock-based compensation is recognized based on awards expected to vest, and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant, and if necessary, revise that estimate if actual forfeitures differ.

9.              Financial Instruments

During 2007 we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At March 31, 2008, we had no amounts outstanding (December 31, 2007 - $6,028) under the letters of credit, which approximates the fair value.   Our obligations under these financial instruments expired in February 2008 and have been replaced by a standby irrevocable letter of credit.

10.       Income Taxes

In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at the beginning of 2008 were $4,085.  This was increased by $277 during the first quarter of 2008, resulting in unrecognized tax benefits of $4,362 as at March 31, 2008.  Of this total, $3,067 (December 31, 2007 – $2,789) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three months ended March 31, 2008, we recorded $172 for interest and penalties.  We had accrued $361 for potential interest and penalties as at March 31, 2008.

11.       Contingencies

(a)   Contingent liability on sale of products

(i)                  Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)               We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)            Under certain research and development funding agreements, we are contingently liable to repay up to $3,167.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)           Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three months ended March 31, 2008 and 2007, we claimed nil. During the three months ended March 31, 2008, we recorded, in research and development expense, the accrued repayment of $1,360 (2007 – $797). In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of March 31, 2008, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  As no further TPC funding is anticipated given the termination of the Voq professional phone initiative in the second quarter of 2005, there were no claims during the first quarter of 2008 or 2007.  During the three months ended March 31, 2008, we have recorded, in research and development expense, the repayment of $733 (2007 – $6).  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No cash repayments were made in the three months ended March 31, 2008 (2007 – nil).

(v)              We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2007	$4,656
Provisions	1,853
Expenditures	(1,478)
Balance, March 31, 2008	$5,031

(b)   Other commitments

We have entered into purchase commitments totaling approximately $143,963 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2008 and June 2008.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)   Legal proceedings

We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

12.       Supplementary Information

Three months ended March 31,	2008	2007
Cash received for Interest	$1,596	$1,101
Cash paid for Income taxes	628	252

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

Three months ended March 31,	2008	2007
Customer A	$52,571	$20,435
Customer B	22,149	Less than 10%
Customer C	Less than 10%	18,332

13.       Subsequent Events

On April 7, 2008, we announced a definitive agreement to acquire 100 percent of the outstanding securities of CradlePoint, Inc. (“CradlePoint”), a privately-held developer and supplier of wireless networking products and docking solutions for mobile enterprise, industrial and consumer applications.  Under the terms of the definitive agreement, we will pay cash consideration of $21.8 million and will issue 462,963 shares to the shareholders of CradlePoint.  Completion of the acquisition is expected in July, 2008 and is conditional upon, among other things, regulatory and CradlePoint shareholder approval.

On April 7, 2008, we announced our intention to seek regulatory approval which, if obtained, will allow us to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of April 7, 2008.  Purchases of our common shares may commence on the date that is five days after the date of acceptance by the TSX and it is expected that the purchases will terminate not more than one year after commencement.  Purchased common shares will be cancelled.